                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )

                              I-LINK, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   449927-10-2
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                        130 KING STREET WEST, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications)

                                  MARCH 1, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box [ ].


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.


                         (Continued on following pages)

                               (PAGE 1 OF 9 PAGES)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  449927-10-2     13D                                 PAGE 2 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL COMMUNICATIONS, LLC



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         WC



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    67,932,804  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0  (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    67,932,804  (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0  (SEE ITEM 5)


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,932,804 SHARES OF COMMON STOCK (SEE ITEM 5)


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.2% (See Item 5)


(14)     TYPE OF REPORTING PERSON *
         OO

CUSIP NO.  449927-10-2     13D                                 PAGE 3 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         N/A (SEE ITEM 3)



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA


NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0  (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0  (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0  (SEE ITEM 5)


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,932,804 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.2% (See Item 5)

(14)     TYPE OF REPORTING PERSON *
         CO

CUSIP NO.  449927-10-2     13D                                 PAGE 4 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CAPITAL CORPORATION



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         N/A (SEE ITEM 3)



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA


NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0  (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0  (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0  (SEE ITEM 5)


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,932,804 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         67.2% (See Item 5)

(14)     TYPE OF REPORTING PERSON *
         CO

CUSIP NO.  449927-10-2     13D                                 PAGE 5 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         NA (See Item 3)



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA


NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0  (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0  (SEE ITEM 5)

REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0  (SEE ITEM 5)


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0  (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [X]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF THE HOLDINGS OF
         COUNSEL CORPORATION, COUNSEL CAPITAL CORPORATION AND COUNSEL COMMUNICATIONS, LLC AS DESCRIBED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (See Item 5)

(14)     TYPE OF REPORTING PERSON *
         IN

                                                               PAGE 6 OF 9 PAGES


         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock par value $.007 per share the "Common Stock") of I-Link Incorporated, a Florida corporation (the "Issuer") and a promissory note convertible into Common Stock. The Issuer's principal executive offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The reporting persons are Counsel Corporation, an Ontario, Canada corporation ("Counsel"), Counsel Capital Corporation, an Ontario, Canada corporation and wholly owned subsidiary of Counsel ("Counsel Capital"), Counsel Communications, LLC ("Counsel Communications"), a Delaware limited liability company that is owned jointly by Counsel and Counsel Capital, and Allan C. Silber, an individual citizen of Ontario, Canada. The directors and executive officers of Counsel, Counsel Capital and Counsel Communications as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

         (b) The principal business address of Counsel, Counsel Capital and Mr. Silber is: Exchange Tower, Suite 1300, 2 First Canadian Place, 130 King Street West, Toronto, Ontario M5X 1E3. The principal business address of Counsel Communications is 280 Park Avenue, West Building, 28th Floor, New York, New York 10017. The principal business address of each of the directors and executive officers of Counsel, Counsel Capital and Counsel Communications is set forth on Schedule A attached hereto and incorporated herein by reference.

         (c) Counsel's principal business is the acquisition of significant positions in, and the active management of, a portfolio of operating companies that possess enabling technologies that provide a competitive advantage for their end users and have the potential to contribute to the transformation of the business environment. Counsel Capital is a wholly owned subsidiary of Counsel. Ten percent (10%) of Counsel Communications owned by Counsel Capital and the remaining ninety percent (90%) of Counsel Communications is owned by Counsel. Mr. Silber's principal occupation is the Chairman and Chief Executive Officer of Counsel. The principal occupation of each director and executive officer of Counsel, Counsel Capital and Counsel Communications, including the principal business and address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

         (d) During the last five years, neither Counsel, Counsel Capital, Counsel Communications nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Counsel, Counsel Capital, Counsel Communications nor Mr. Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Silber is a citizen of Canada.

                                                               PAGE 7 OF 9 PAGES


         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Counsel Communications purchased shares of preferred stock of the Issuer from Winter Harbor, LLC, pursuant to the terms of a Securities Purchase Agreement by and between Winter Harbor and Counsel Communications that is attached hereto as Exhibit 1.2 (the "Purchase Agreement"). The preferred stock purchased pursuant to the Purchase Agreement was purchased with an intent to convert it into shares of Common Stock, and on March 7, 2001, it was converted into 62,575,661 shares of Common Stock.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer's securities that are presently beneficially owned by Counsel, Counsel Capital, Counsel Communications and Mr. Silber were acquired and are currently being held for investment purposes. Counsel Communications may acquire additional shares in the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, Counsel Communications may attempt to dispose of the shares owned by it in the open market, in privately negotiated transactions or otherwise.

         In connection with Counsel Communication's purchase of the Issuer's securities described in Item 5, the Issuer has agreed that Counsel Communications shall be entitled to immediately add two nominees to be designated by Counsel Communications to Issuer's Board of Directors. Subsequent to the appointment of those designees, the Issuer's Board of Directors of will consist of six (6) members. The Issuer also has agreed to increase the size of its Board of Directors to no more than nine (9) members and, as soon as reasonably possible, has agreed to solicit the proxies of the Issuer's shareholders to elect three (3) additional nominees designated by Counsel Communications. The Issuer has also agreed that its Compensation and Audit Committees shall each include one Director that is nominated by Counsel Communications.

         Counsel Communications has also agreed to lend the Issuer up to ten million dollars ($10,000,000), of which three million dollars ($3,000,000) was funded on March 1, 2001 pursuant to a convertible promissory note (the "Note"). Counsel Communications is permitted to convert the outstanding balance of the Note plus accrued interest at any time after March 1, 2001 at a conversion price of $0.56 per share of Common Stock.

         Except as set forth above, and in Item 3, neither Counsel, Counsel Capital, Counsel Communications nor Mr. Silber have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on March 7, 2001, each of Counsel, Counsel Capital and Counsel Communications beneficially owns in the aggregate 67,932,804 shares of the Issuer's common stock,

                                                               PAGE 8 OF 9 PAGES


which constitutes 67.2% of the outstanding shares of Issuer's common stock. Counsel and Counsel Capital are reporting persons for purposes of this Schedule 13D by virtue of their ownership interests in Counsel Communications. Mr. Silber is a reporting person for purposes of this Schedule 13D by virtue of being an officer and director of Counsel and various Counsel affiliates and beneficially owning approximately 19.9% of Counsel. Mr. Silber disclaims beneficial ownership of all Securities owned by Counsel Corporation.

         Counsel Communications has the sole power to vote and to dispose of all of the shares of Common Stock held by it. Neither Counsel, Counsel Capital nor Mr. Silber have the power to vote or dispose of any of the shares of Common Stock to which this Schedule 13D relates.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Agreement to File Jointly

         Securities Purchase Agreement

         Securities Support Agreement

                                                              PAGE 9 OF 9 PAGES.


                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2001



                                    COUNSEL CORPORATION


                                    By: /s/ Allan C. Silber
                                       -----------------------------------------
                                          Allan C. Silber
                                          Chairman of the Board and
                                          Chief Executive Officer



                                    COUNSEL COMMUNICATIONS, LLC


                                    By: /s/ Allan C. Silber
                                       -----------------------------------------
                                          Allan C. Silber
                                          Chairman of the Board



                                    COUNSEL CAPITAL CORPORATION


                                    By: /s/ Allan C. Silber
                                       -----------------------------------------
                                          Allan C. Silber
                                          President




                                        /s/ Allan C. Silber
                                       -----------------------------------------
                                       Allan C. Silber, Individually

                                   Schedule A
                                To Schedule 13D


Board of Directors of Counsel:

            Name                                             Address
-------------------------------                       ------------------------
Norman Hill                                           250 Sheppard Avenue East
President                                             Suite 300
Norman Hill Realty                                    Toronto, ON  M2N 3A9

Morris Perlis                                         Exchange Tower
President                                             Suite 1300, P.O. Box 43
Counsel Corporation                                   2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Philip Reichmann                                      P.O. Box 20, 28th Floor
President                                             2 First Canadian Place
Olympia and York Properties, Inc.                     Toronto, ON M5Y 1B5

Allan C. Silber                                       Exchange Tower
Chairman and Chief Executive Officer                  Suite 1300, P.O. Box 43
Counsel Corporation                                   2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Edward Sonshine                                       The Exchange Tower
President and Chief Executive Officer                 Suite 700, P.O. Box 378
RioCan REIT                                           130 King Street West
                                                      Toronto, ON M5X 1E2

Gerald Turner                                         Administration
President Emeritus                                    600 University Avenue
Mt. Sinai Hospital                                    Suite 338
                                                      Toronto, ON M5G 1X5


Executive Officers of Counsel:

            Name                                             Address
-------------------------------                       ------------------------

Allan C. Silber                                       Exchange Tower
Chairman of the Board and Chief Executive Officer     Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Morris Perlis                                         Exchange Tower
President                                             Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Douglas Knight                                        Exchange Tower
Managing Director                                     Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Samuel Shimer                                         280 Park Avenue
Managing Director                                     West Building, 28th Floor
                                                      New York, NY 10017

Susan Feldman                                         Exchange Tower
Senior Vice President                                 Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

James Sas                                             280 Park Avenue
Senior Vice President                                 West Building, 28th Floor
                                                      New York, NY 10017

Stephen Weintraub                                     Exchange Tower
Senior Vice President and Secretary                   Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Renee Grossman                                        280 Park Avenue
Vice President                                        West Building, 28th Floor
                                                      New York, NY 10017

Neville Rozowsky                                      Exchange Tower
Vice President and Controller                         Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Howard Wortzman                                       Exchange Tower
Vice President,                                       Suite 1300, P.O. Box 43
Financial Reporting                                   2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Board of Directors of Counsel Capital:

            Name                                             Address
-------------------------------                       ------------------------
Allan C. Silber                                       Exchange Tower
Chairman and Chief Executive Officer                  Suite 1300, P.O. Box 43
Counsel Corporation                                   2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Edward Sonshine                                       The Exchange Tower
President and Chief Executive Officer                 Suite 700, P.O. Box 378
RioCan REIT                                           130 King Street West
                                                      Toronto, ON M5X 1E2


Executive Officers of Counsel Capital:

            Name                                             Address
-------------------------------                       ------------------------

Allan C. Silber                                       Exchange Tower
President                                             Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Stephen Weintraub                                     Exchange Tower
Senior Vice President and Secretary                   Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Board of Directors of Counsel Communications:

            Name                                             Address
-------------------------------                       ------------------------

Joseph Furlong                                        5200 Maryland Way
President and Chief Executive Officer                 Suite 400
American HomePatient, Inc.                            Brentwood, TN 37027

Mark Manner                                           315 Deaderick Street
Chief Executive Officer                               Suite 1800
Harwell Howard Hyne Gabbert & Manner, P.C.            Nashville, TN 37238

Allan C. Silber                                       Exchange Tower
Chairman and Chief Executive Officer                  Suite 1300, P.O. Box 43
Counsel Corporation                                   2 First Canadian Place
                                                      Toronto, ON M5X 1E3

David Wollmuth                                        500 Fifth Avenue
Member                                                New York, NY 10110
Wollmuth Maher & Deutsch, LLP


Executive Officers of Counsel Communications:

            Name                                             Address
-------------------------------                       ------------------------

Allan C. Silber                                       Exchange Tower
Chairman                                              Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3

Gary Wasserson                                        280 Park Avenue
President and Chief Executive Officer                 West Building, 28th Floor
                                                      New York, NY 10017

Samuel Shimer                                         280 Park Avenue
Secretary                                             West Building, 28th Floor
                                                      New York, NY 10017

Stephen Weintraub                                     Exchange Tower
Assistant Secretary                                   Suite 1300, P.O. Box 43
                                                      2 First Canadian Place
                                                      Toronto, ON M5X 1E3



                                  Exhibit Index

Exhibit No.
-----------


1.1               Agreement to File Jointly

1.2 Securities Purchase Agreement dated March 1, 2001 by and between Winter Harbor, LLC and Counsel Communications, LLC.

1.3 Securities Support Agreement dated March 1, 2001 by and between I-Link Incorporated and Counsel Communications, LLC.